Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-4 No. 333-122564) and related Prospectus of Aleris International, Inc. for the registration of $125,000,000 of 9% Senior Notes due 2014 and to the incorporation by reference therein of our reports dated March 11, 2005 with respect to the consolidated financial statements of Aleris International, Inc., Aleris International, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Aleris International, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

April 25, 2005